

November 25, 2015

Via E-mail
Kirstin H. McTaggart
Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada MJ5 2J1

> **Re: Central GoldTrust**
> **Schedule TO-T/A filed by Sprott Asset Management LP, et al.**
> **Filed November 23, 2015**
> **File No. 005-87886**

Dear Ms. McTaggart:

We have reviewed the filing referenced above and have the following comments.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that disclosure throughout the offering documents, including the letter of transmittal, is consistent with disclosure included in the new section, November 4th Notice of Variation and Related Power of Attorney, added pursuant to the amendment filed on November 23, 2015. For example only, please confirm whether the Special Resolutions to be considered at the meeting of GTU Unitholders are the same Special Resolutions set forth on page 57 of the Original Offer and Circular and the Special Resolutions set forth in Appendix A to the Letter of Transmittal filed with the Original Offer and Circular.

2.   Disclosure indicates that "[i]f, at any time, on and after 4:00 p.m. (Toronto time) on December 7, 2015, the GTU Units held by Depositing GTU Unitholders constitute more than 50.1% of the outstanding GTU Units, the Offeror will utilize the power of attorney described in the Notice of Variation dated November 4, 2015 to execute the written resolution" to remove current GTU Trustees and replace such individuals with Sprott

nominees. Please advise us how this disclosure is consistent with disclosure in Amendment No. 45 to the Schedule TO filed on November 4, 2015, which indicates that the amended power of attorney is effective "from and after 5:00 p.m. (Toronto time)" on the Expiry Date.

3. Disclosure indicates that "if the Special Resolutions are not approved at the anticipated meeting of GTU Unitholders, the Offeror will allow the Offer to expire and no Deposited GTU Units will be taken-up and paid for thereunder." With a view toward revised disclosure, please advise us whether you anticipate asserting conditions of the offer in order to allow the offer to expire without taking up and paying for tendered units promptly following expiration.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Christopher J. Cummings, Esq.
        Edwin S. Maynard, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP